Exhibit 99.2

FORM OF PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MARCH 5, 2010

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MITEL NETWORKS CORPORATION

The undersigned hereby appoints Donald W. Smith, Chief Executive Officer and a director of Mitel Networks Corporation (the “Corporation”), or, failing him, Steven E. Spooner, Chief Financial Officer of the Corporation or, instead of either of them,                                         , as proxy for the undersigned, with full power of substitution, to attend at the Special Meeting of Shareholders of the Corporation to be held on Friday, March 5, 2010 at 350 Legget Drive, Ottawa (Kanata), Ontario, Canada, K2K 2W7, commencing at 2:30 p.m., Ottawa time, and any adjournment or adjournments thereof (the “Meeting”), to act for and on behalf of the undersigned and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast as if the undersigned was personally present at the Meeting.

The undersigned hereby directs the appointed proxyholder to vote the shares represented by this proxy as follows:

Please mark with a “Ö ”.

1.

Special Resolution No. 1, as set out in Schedule A to the management proxy circular accompanying this proxy, to amend the articles of incorporation to change the Corporation’s issued and outstanding Common Shares into a smaller number of Common Shares on the basis of a ratio within the range of one (1) post-consolidation common share for every fifteen (15) pre-consolidation common shares to one (1) post-consolidation common share for every forty (40) pre-consolidation common shares, with the ratio to be selected and implemented by Mitel’s board of directors, in its sole discretion, if at all, at any time prior to the earlier of the Offering (as defined in the management proxy circular accompanying this proxy) and December 31, 2010.

All Classes of Shares (voting together)	FOR	AGAINST

2.

Special Resolution No. 2, as set out in Schedule B to the management proxy circular accompanying this proxy, to amend the articles of incorporation by cancelling the authorized and unissued Class 1 Convertible Preferred Shares and the Class 2 Preferred Shares immediately following and conditional upon the conversion of the Class 1 Convertible Preferred Shares for Common Shares.

All Classes of Shares (voting together)	FOR	AGAINST

Common Shares (only)	FOR	AGAINST

Class 1 Shares (only)	FOR	AGAINST

3.

Special Resolution No. 3, as set out in Schedule C to the management proxy circular accompanying this proxy, to amend the articles of incorporation by creating an unlimited number of preferred shares, which will be issuable in series.

All Classes of Shares (voting together)	FOR	AGAINST

Common Shares (only)	FOR	AGAINST

Class 1 Shares (only)	FOR	AGAINST

4.

Special Resolution No. 4, as set out in Schedule D to the management proxy circular accompanying this proxy, to amend the articles of incorporation by removing such share transfer restrictions as are currently set out in the articles of incorporation.

All Classes of Shares (voting together)	FOR	AGAINST

Common Shares (only)	FOR	AGAINST

Class 1 Shares (only)	FOR	AGAINST

5.	Ordinary Resolution No. 1, as set out in Schedule E to the management proxy circular accompanying this proxy, to approve the amendments to the 2006 Equity Incentive Plan.

All Classes of Shares (voting together)	FOR	AGAINST

6.	Ordinary Resolution No. 2, as set out in Schedule F to the management proxy circular accompanying this proxy, to confirm the amendments to By-law No. 1A.

All Classes of Shares (voting together)	FOR	AGAINST

The shares represented by this proxy will be voted on any ballot that may be called for at the Meeting in the manner specified herein by a shareholder. If instructions are not given with respect to any particular matter and either Donald W. Smith or Steven E. Spooner is appointed proxyholder, the shares represented by this proxy will be voted FOR each such matter.

Discretionary authority is hereby conferred by the undersigned on the appointed proxyholder with respect to amendments or variations to any of the above matters and to any other matters that may properly come before the Meeting. At the date of the management proxy circular accompanying this proxy, management of the Corporation knows of no such other matters.

DATED this                      day of              , 2010.

Name of Shareholder(s) [please print]

Signature of Shareholder	Signature of Shareholder (if held Jointly)

PROXY INSTRUCTIONS

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE OR SENDING IT BY FACSIMILE TO THE CORPORATION AT 613-592-7813 ATTENTION: CORPORATE SECRETARY’S OFFICE.

1.	This proxy must be deposited no later than 12:00 p.m. (noon) on Thursday, March 4, 2010, being the business day preceding the day of the Meeting.

2.

This proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, where the shareholder is a corporation, must be executed or signed by a duly authorized officer or attorney of the corporation. If this proxy is executed by an attorney for an individual shareholder or by an officer or attorney of a corporate shareholder, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

3.	If this proxy is not dated in the space provided, it shall be deemed to bear the date on which it was mailed by the management of the Corporation.

4.

The persons named in the enclosed form of proxy are directors or officers of the Corporation. If you wish to appoint some other person or company (who need not be a shareholder) to represent you at the Meeting, you may do so by striking out the name of the persons named in the enclosed form of proxy and inserting the name of your appointee in the blank space provided.

5.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing), at the registered office of the Corporation at any time up to and including the close of business of the last business day preceding the day of the Meeting at which such proxy is to be used, or with the chairman of the Meeting on the day of, but prior to commencement of, the Meeting, or in any other manner permitted by law, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.